Programming Distribution and Markets (Subscriber Base)

         The following table sets forth information regarding the markets in which TVA operates pay television systems and distributes programming (as of September 30, 1999):


                                                                                             Average     Pay Television
                                                            Class ABC                      Revenue per     Programming
                          Service Launch        TV              TV                          Month per       Channels
                                Date          Homes(a)       Homes(a)       Subscribers     Subscriber       Offered
                          --------------  --------------  --------------  --------------  --------------  --------------
Owned Systems
MMDS
TVA Sistema
     Sao Paulo ............ September 1991   4,367,286      2,955,793         60,312          25.33             30
     Rio de Janeiro .......   March 1992     3,015,016      1,397,624         92,259          25.23             29
TVA Sul
     Curitiba .............   March 1992       639,794        328,184         12,692          19.43             15
Cable(b)
TVA Sistema
     Sao Paulo ............  October 1994    2,630,425      1,917,608         99,924          26.63             56
TVA Sul
     Curitiba .............  January 1995      379,704        263,560         19,653          23.01             44
     Camboriu .............    June 1996        37,618         22,686          6,491          23.26             51
     Foz do Iguacu ........    June 1996        46,669         29,151          8,510          19.84             55
     Florianopolis ........ September 1996     155,382         53,001          5,331          26.85             49
                                                                          --------------
Total MMDS and Cable
Subscribers ...............     --                --             --          305,172          25.13             --
Subscribers Awaiting
Installation ..............     --                --             --            2,869            --              --
                                                                          --------------
Total Subscribers-Owned
Systems ...................     --                --             --          308,041            --              --

Households Receiving TVA
Programming
Owned Systems .............     --                --             --          308,041            --              --
                                                                          --------------
Operating Ventures
MMDS
TV Filme, Inc.
     Brasilia .............    July 1993       464,473        273,135         40,492            N/A             27
     Goiania .............. December 1994      319,434        140,498          7,989            N/A             25
     Belem ................ December 1994      197,293        123,820         19,285            N/A             25
     Campina Grande .......   August 1999         N/A          23,142          2,043            N/A             24
Cable
Canbras TVA
     Ten cities(c) ........   April 1996       222,358        152,773         80,462            --              50
                                                                          --------------
Total-Operating Ventures        --                --             --          150,271            --              --
Independent Operators
     (52 Independent
      Operators)...........     --                --             --          212,033            --              --
                                                                          --------------
Total .....................     --                --             --          670,345            --              --

(a)  This data is based on information provided by Pay TV Survey and IBGE.
(b) The Company's Cable Systems in Sao Paulo, Curitiba, Camboriu, Foz do Iguacu and Florianopolis had approximately 797,988, 196,223, 18,055, 19,900 and
     29,822 Homes Passed, respectively, as of September 30, 1999.
(c)  The ten cities served by Canbras TVA are Santo Andre, Sao Bernardo, Mogidas
     Cruzes, Santa Branca, Sao Vicente, Praia Grande, Santos, Cubatao, Guaruja and Bertioga.


                                  TEVECAP S.A.
                                AND SUBSIDIARIES
                Consolidated Balance Sheet for the periods ended
                        September 30, 1999, June 30, 1999
                             and September 30, 1998
                         (in thousands of U.S. dollars)


       ASSETS                                 Sep-98      Jun-99     Sep-99
       ------                                 ------      ------     ------

Cash and cash equivalents                      2,950         972      4,219
Accounts receivable, net                      29,679      12,590      8,376
Inventories, net                              16,651      11,967     10,468
Film exhibition rights                         1,898       1,301      2,057
Prepaid and other assets                       6,366       7,737      4,073
Accounts receivable from related parties         410         765        811
Other accounts receivable                      5,983       2,299      2,467
                                              ------      ------     ------
Total current assets                          63,937      37,631     32,471
                                              ======      ======     ======

Property plant and equipment, net            297,587     281,039    274,010
Investments
   Equity basis                                1,612       3,480      3,521
   Cost basis investees                       48,905      49,104      6,676
   Concessions, net                           12,496      11,218     10,792
Loans to related companies                    29,608      27,446      6,265
Debt issuance costs, net                       6,437       5,100        914
Other                                          2,025       2,035     27,684
                                             -------     -------    -------
TOTAL ASSETS                                 462,607     417,053    362,333
                                             =======     =======    =======


     LIABILITIES AND SHAREHOLDERS' EQUITY

Loans                                         55,516      17,789     12,928
Film suppliers                                11,289      11,303     12,122
Other suppliers                               18,839      13,459     11,865
Deficit in discontinued operations
   (Galaxy Brasil and TVA Banda c)             4,596      44,462       --
Taxes payable other than income taxes         11,007      17,010     17,151
Accrued payroll and related liabilities        5,631       2,573      2,713
Advance payments received from subscribers     2,345       1,199      1,304
Other accounts payable                         6,488       6,691      5,076
                                             -------     -------     ------
Total current liabilities                    115,711     114,486     63,159
                                             =======     =======     ======

Loans                                        268,022     261,888     57,279
Loans from shareholders                       67,235     118,296    117,767
Provision from claims                          6,869       5,403     17,720
Liability to fund equity investee                158        --        6,086
                                             -------     -------    -------
Total long-term liabilities                  342,284     385,587    198,852
                                             =======     =======    =======

Minority Interest                              3,761       3,440      3,383
Shareholders' equity                             851     (86,460)    96,939
Paid-in capital                              387,806     387,803    387,803
Accumulated deficit                         (285,991)   (434,058)  (434,058)
Net Income (Loss)                           (100,964)    (40,205    143,194
                                            --------     -------    -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   462,607     417,053    362,333
                                            ========     =======    =======

                                  TEVECAP S.A.
                                AND SUBSIDIARIES
           Consolidated Statements of Operations For the three months ended September 30, 1999, June 30, 1999
                             and September 30, 1998
          and six and nine months ended June 30 and September 30, 1999
                         (in thousands of U.S. dollars)


                                                                                                         accumulated
                                                          3Q98        2Q99        3Q99               Jun/99      Set/99
                                                          ----        ----        ----               ------      ------
Gross revenues
Monthly subscription                                     35,356      25,111      22,631              49,241      71,872
Installation                                                865         780         444               1,169       1,613
Advertising                                                 774         415         271                 720         991
Indirect programming                                      4,199         (94)      1,281               1,760       3,041
Other                                                     3,229       6,624       2,347               9,196      11,543
Taxes on revenues                                        (3,481)     (3,215)     (1,953)             (5,452)     (7,405)
                                                         ------      ------      ------              ------      ------
Net revenue                                              40,942      29,620      25,021              56,634      81,655
                                                         ======      ======      ======              ======      ======

Direct operating expenses
Payroll and benefits                                     (3,893)     (1,820)     (1,330)             (4,132)     (6,762)
Programming                                             (12,729)     (6,594)     (6,664)            (15,195)    (21,859)
Transponder lease cost                                     (558)       (642)       (607)               (854)     (1,460)
Technical assistance                                       (540)       (449)       (329)               (705)     (1,034)
Vehicle rentals                                             (71)        (44)        (22)                (59)        (81)
TVA magazine                                             (2,044)       (724)       (389)             (1,442)     (1,831)
Pole rental                                                (250)       (798)       (609)             (1,658)     (2,267)
Other costs                                              (2,597)        104        (504)             (1,406)     (3,876)
                                                        -------     -------     -------             -------     -------
                                                        (22,682)    (10,967)    (10,454)            (25,450)    (39,171)
                                                        =======     =======     =======             =======     =======

Selling, general and administrative expenses
Payroll and benefits                                     (5,525)     (4,379)     (4,382)             (7,209)     (8,325)
Advertising and promotion                                (2,119)       (682)       (924)             (1,238)     (2,162)
Rent                                                     (1,238)       (323)       (581)             (1,025)     (1,606)
Other administrative expenses                              (594)     (3,050)     (1,392)             (5,473)     (6,865)
Other general expenses                                   (5,298)     (1,166)     (1,535)             (2,460)     (3,997)
                                                         ------      ------      ------             -------      ------
                                                        (14,774)     (9,600)     (8,814)            (17,405)    (22,955)
                                                        =======      ======      ======             =======     =======

EBITDA                                                    3,486       9,053       5,753              13,779      19,529
                                                          =====       =====       =====              ======      ======

Real devaluation impact on balance sheet accounts            -          660       1,592               7,383       8,975
Provision for equipment and inventory obsolescence          (31)        544          13                 544         557
Depreciation                                            (11,826)    (13,888)    (14,284)            (27,245)    (41,529)
Amortization                                               (426)       (426)       (426)               (852)     (1,278)
                                                         ------      ------      ------              ------     -------
Operating loss from continuing operations                (8,797)     (4,057)     (7,352)             (6,391)    (13,746)
                                                         ======      ======      ======              ======     =======

Interest income                                             220      (4,107)      3,007              17,937      20,944
Interst expenses                                        (11,703)    (12,886)       (767)            (23,974)    (24,741)
Translation gain (loss)                                     366         282         567                (551)         16
Equity in losses of affiliates                           (1,904)     (3,107)     (7,498)             (3,611)    (11,109)
Other nonoperating (expenses) income, net                (2,451)     (2,914)    172,782              (1,038)    171,746
                                                        -------     -------     -------              ------     -------
Income (loss) from continuing operations
   before income taxes and minority interest            (24,269)    (26,789)    160,740             (17,628)    143,110
Income taxes                                               -           -           -                   -           -
Income (loss) from continuing operations
   before minority interest                             (24,269)    (26,789)    160,740             (17,628)    143,110
Minority interest                                           217         143          58                  25          84
                                                        -------      ------     -------             -------     -------
Net income (loss) from continuing operations            (24,052)     (6,646)    160,797             (17,603)    143,194
                                                        =======      ======     =======             =======     =======
Loss from discontinued operations
   (GLB and TVA Banda C)                                (12,619)    (16,168)     22,602             (22,602)       -
                                                        -------     -------    --------             -------     -------
Net income (loss)                                       (36,671)    (42,814)    183,399             (40,205)    143,194
                                                        =======     =======    ========             =======     =======
